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PRESS RELEASE

For Immediate Release
June 6, 2005

HudBay Minerals Inc. Announces Private Placement Financing

Toronto, Ontario — HudBay Minerals Inc. (TSX: HBM) (HudBay) announces that it has entered into an agreement with a syndicate of investment dealers led by GMP Securities Ltd. for the sale of up to 2,192,983 flow-through common shares at a price of $3.42 per share for aggregate gross proceeds of up to approximately $7,500,000.

Proceeds from the offering will be used for exploration and development on HudBay's properties in Manitoba and Saskatchewan. This is the second stage in the financing of a planned exploration program of up to $10 million in the Flin Flon Greenstone Belt during the next 12 months.

The financing is subject to certain conditions, including receipt of all necessary regulatory approvals, including the Toronto Stock Exchange. Closing is expected to occur on or about June 22, 2005.

HudBay is an integrated mining and metal producing company that operates mines and concentrators in northern Manitoba and Saskatchewan and a metal processing complex in Flin Flon, Manitoba. The company also operates a zinc oxide production facility in Brampton, Ontario and the former producing mines of Balmat in New York State and Gays River in Nova Scotia that are being evaluated for re-opening.

For further information, please contact Tom Goodman, Vice President, Human Resources and Technical Services, at (204) 687-2380; email: tom.goodman@hbms.ca.

Not for distribution to United States newswire services or for dissemination in the United States.

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PRESS RELEASE